UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________________

FORM SD

SPECIALIZED DISCLOSURE REPORT

SENSUS HEALTHCARE, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-37714	27-1647271
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
851 Broken Sound Pkwy., NW # 215, Boca Raton, Florida		33487
(Address of principal executive offices)		(Zip Code)

Michael Sardano

General Counsel

(561) 922-5808

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]       Rule 13p-1 under the Securities Exchange Act (17 CFR 230.13p-1) for the reporting period from January 1 to December 31, 2017.

Item 1.01. Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Sensus Healthcare, Inc. is a medical device company that is committed to providing non-invasive and cost-effective treatment for non-melanoma skin cancers and keloids. Our products use a proprietary low-energy X-ray technology known as superficial radiation therapy (“SRT”), which is a result of over a decade of dedicated research and development. We have successfully incorporated SRT into our portfolio of treatment devices, the SRT-100™ and SRT-100 Vision™. To date, SRT technology has been used to effectively and safely treat oncological and non-oncological skin conditions in thousands of patients.

We do not purchase any “conflict minerals,” which includes columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, tantalum, tin and tungsten (the “Subject Minerals”), directly from mines, smelters or refiners. We rely on our direct and indirect suppliers of raw materials for use in our products to provide information about the existence and origin of any Subject Minerals contained in our products. In addition, we use a third party manufacturer to manufacture our products. Thus, we generally do not have contractual relationships with our suppliers. We have evaluated the products that we contract to manufacture, including the SRT-100™ and SRT-100 Vision™, and determined that such products contain one or more of the Subject Minerals. We made this determination after reviewing our contract manufacturer’s bills of material and other sources of information provided by our suppliers in response to our due diligence undertakings.

We then conducted a good-faith reasonable country of origin inquiry (“RCOI”) to determine whether any Subject Minerals in our products originated from the Democratic Republic of the Congo or adjoining countries (the “DRC Region”) or from recycled or scrap sources. Our primary means of determining the country of origin of the Subject Minerals contained in our products was through the conduct of a manufacturer and supply-chain inquiry using a template survey developed by the Electronics Industry Citizenship Coalition and the Global e-Sustainability Initiative. We sent this template survey to each of our identified suppliers.

We also developed a documentation system to track survey progress and responses, which enabled us to identify suppliers that failed to provide the requested information. Members of our management team followed up with each supplier that did not respond. We received responses from 54 out of 127 of our identified suppliers. Each response was sent by an appropriate signatory of the supplier’s organization.

Management reviewed and analyzed the responses received from suppliers and determined which suppliers required further discussion to address unclear or incomplete responses. Of the responses received, 11 suppliers indicated that the parts supplied for the use of our products did not contain the Subject Minerals. We asked the remaining suppliers that confirmed the use of Subject Minerals to identify the source, including information on smelters or mines of origin. To the extent that we were able to obtain responses, the remaining suppliers indicated that the Subject Minerals in parts supplied to us did not originate in the DRC Region or they had no reason to believe that the Subject Minerals used in such parts originated in the DRC Region. Suppliers that submitted incomplete responses were strongly encouraged to engage with their respective suppliers and continue to seek the necessary information to fully and accurately respond to our inquiry.

As of the date of this report, we have not identified all of the facilities used to process the Subject Minerals contained in our products or the country of origin of such Subject Minerals. As a company in the medical device industry that contracts with third parties for the manufacture of its products, we are several levels removed from the actual mining and processing of the Subject Minerals. We do not make purchases of raw ore or unrefined Subject Minerals nor do we otherwise make any purchases in the DRC Region.

Due to the complexity of our products and our supply chains, we believe that it will take additional time for our suppliers to verify the origin of the Subject Minerals in our products. We intend to continue our due diligence on the source and custody of the Subject Minerals necessary for the functionality of our products. However, based on our due diligence to date and the results of our RCOI, we have no reason to believe that any of the Subject Minerals contained in our products originated in the DRC Region.

A copy of this report on Form SD is publicly available on our corporate website at www.sensushealthcare.com/SEC-filings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

              SENSUS HEALTHCARE, INC.

              By: /s/ Michael Sardano

              Name:  Michael Sardano

              Title:    General Counsel

              Date:    May 31, 2018